Exhibit 99.(m)(4)(A)(i)

May 1, 2014

Voya Investors Trust 7337 East Doubletree Ranch Road Suite 100 Scottsdale, Arizona 85258

Re:

Reduction in Fee Payable under the ING Investors Trust (now known as Voya Investors Trust) Amended and Restated Shareholder Service and Distribution Plan

Ladies and Gentlemen:

Voya Investments Distributor, LLC (“VID”) hereby waives a portion of the distribution fee payable to VID for Voya Retirement Conservative Portfolio, Voya Retirement Growth Portfolio, Voya Retirement Moderate Growth Portfolio, and Voya Retirement Moderate Portfolio under the ING Investors Trust (now known as Voya Investors Trust) Amended and Restated Shareholder Service and Distribution Plan for Adviser Class Shares until May 1, 2015 as follows:

Name of Fund	Total Amount of Distribution Fee Waived(1)
Voya Retirement Conservative Portfolio	0.2480%
Voya Retirement Growth Portfolio	0.0751%
Voya Retirement Moderate Portfolio	0.1587%
Voya Retirement Moderate Growth Portfolio	0.1106%

(1)

The amount per annum on the average daily net assets attributable to Adviser Class Shares.

VID acknowledges that any fees waived or expenses reimbursed during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this Agreement requires approval by the Board of Trustees of Voya Investors Trust.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By:

/s/ Michael J. Roland

Michael J. Roland

Executive Vice President

Agreed and Accepted:

Voya Investors Trust

By:

/s/ Kimberly A. Anderson

Kimberly A. Anderson

Senior Vice President

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.voyainvestments.com	Voya Investments Distributor, LLC